510 Burrard St, 3rd Floor

Date: December 11, 2013

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TANZANIAN ROYALTY EXPLORATION CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :

Annual General Meeting

Record Date for Notice of Meeting :

January 13, 2014

Record Date for Voting (if applicable) :

January 13, 2014

Beneficial Ownership Determination Date :

January 13, 2014

Meeting Date :

February 27, 2014

St. Andrew's Club and Conference Centre, St.

Meeting Location (if available) :

Andrew's Hall, 150 King Street West, 27th

Floor, Toronto, Ontario, M5H 1J9

Issuer sending proxy related materials directly to NOBO:   No

Issuer paying for delivery to OBO:

No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No

NAA for Registered Holders

No

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

87600U104

CA87600U1049

Sincerely,

Computershare

Agent for TANZANIAN ROYALTY EXPLORATION CORP.